UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IPASS INC.

(Names of Subject Company)

TBR, INC.

(Offeror)

PARETEUM CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

46261V108

(CUSIP Number of Class of Securities)

Robert H. Turner ,  Executive Chairman

Pareteum Corporation

1185 Avenue of the Americas, 37 th  Floor

New York, New York 10036

Telephone: (212) 984-1096

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Darrin Ocasio

Avital Perlman

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37 th  Floor

New York, New York 10036

Telephone: (212) 930-9700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$16,484,513.08	$1,997.92

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.955, the average of the high and low sales prices per share of iPass Inc. common stock on November 29, 2018, as reported by Nasdaq, and (ii) 8,431,976, the estimated number of shares of iPass Inc. common stock to be exchanged in the transaction.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the estimated transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,997.92	Filing Party: Pareteum Corporation
Form or Registration No.: Form S-4	Date Filed: December 4, 2018

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2018 (together with any subsequent amendments and supplements thereto, including that certain Amendment No. 1 filed on December 10, 2018, that certain Amendment No. 2 filed on December 21, 2018, that certain Amendment No. 3 filed on January 4, 2019, that certain Amendment No. 4 filed on January 14, 2019 and that certain Amendment No. 5 filed on January 15, 2019, the “Schedule TO”), by Pareteum Corporation, a Delaware corporation (“Pareteum”) and TBR, Inc., a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of Pareteum. This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of iPass Inc. (“iPass”), a Delaware corporation, 1.17 shares of Pareteum common stock, par value $0.00001 per share, plus cash in lieu of any fractional shares of Pareteum common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). This Amendment is being filed on behalf of Pareteum and the Offeror. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Exchange.

Pareteum has filed with the SEC a Registration Statement on Form S-4 on December 4, 2018, Amendment No. 1 to the Registration Statement on December 21, 2018, Amendment No. 2 to the Registration Statement on January 14, 2019 Amendment No. 3 to the Registration Statement on January 15, 2019 (as amended, the “Registration Statement”), and Prospectus/Offer to Exchange dated February 4, 2019, filed with the SEC on February 4, 2019 (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), relating to the offer and sale of shares of Pareteum common stock to be issued to holders of shares of iPass common stock validly tendered into the Offer and not properly withdrawn. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto, and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (as it may be amended from time to time, the “Letter of Transmittal”). For the avoidance of doubt, all references to the Prospectus/Offer to Exchange, including in response to Items 1 through 11 of the Schedule TO, shall refer to the Prospectus/Offer to Exchange filed with the SEC on February 4, 2019. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Pareteum or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

All information regarding the offer as set forth in the Schedule TO, including all exhibits and annexes thereto that was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for

Item 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

“The offer and withdrawal rights expired at 5:00 p.m., New York time, on February 12, 2019. Based on the information provided by the exchange agent, as of the expiration date, 5,631,693 shares of iPass common stock were validly tendered and not properly withdrawn in the offer, representing approximately 66.78%% of the then outstanding shares of iPass common stock. The number of shares of iPass common stock tendered in the offer satisfied the minimum tender condition to the offer. All conditions to the offer have been satisfied and the Offeror accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer. As a result of its acceptance of the shares of iPass common stock tendered in the offer, Offeror had sufficient voting power to approve the merger without the affirmative vote of the stockholders of iPass pursuant to Section 251(h) of the DGCL. Pareteum and Offeror completed the acquisition of iPass through the merger without a meeting of stockholders of iPass in accordance with Section 251(h) of the DGCL promptly following the expiration of the offer. At the effective time of the merger, each share of iPass common stock outstanding was converted into the right to receive the transaction consideration. Following the merger, the shares of iPass common stock are no longer listed on The Nasdaq Stock Market. On February 13, 2019, Pareteum issued a press release announcing the results and expiration of the offer. A copy of the press release is attached hereto as Exhibit (a)(5)(G) and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is here by amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(G)	Press Release issued by Pareteum Corporation, dated February 13, 2019, announcing the results of the offer (filed herewith).

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

PARETEUM CORPORATION

By:	/s/ Robert H. Turner
Name: Robert H. Turner
Title: Executive Chairman

TBR, INC.

By:	/s/ Robert H. Turner
Name: Robert H. Turner
Title: Executive Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the prospectus filed on February 4, 2019)

(a)(5)(A)	Press Release issued by Pareteum Corporation and iPass, dated November 12, 2018, announcing Pareteum’s proposal to acquire all of the outstanding shares of iPass common stock (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(a)(5)(B)	Investor Presentation, dated November 13, 2018, distributed in connection with Pareteum Corporation’s analyst and investor conference call (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on November 13, 2018)

(a)(5)(C)	Investor Presentation, dated December 10, 2018 (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on December 10, 2018)

(a)(5)(D)	Investor Presentation, dated December 20, 2018 (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on December 21, 2018)

(a)(5)(E)	Press Release issued by Pareteum Corporation, dated January 4, 2019, announcing extension of offer (incorporated by reference to Pareteum Corporation’s Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on January 4, 2019)

(a)(5)(F)	Press Release issued by Pareteum Corporation, dated January 14, 2019, announcing extension of offer (incorporated by reference to Exhibit (a)(5)(F) to Pareteum Corporation’s Tender Offer Statement on Schedule TO filed on January 14, 2019)

(a)(5)(G)	Press Release issued by Pareteum Corporation, dated February 13, 2019, announcing the results of the offer (filed herewith)

(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2018, by and among Pareteum Corporation., iPass Inc. and TBR, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(d)(2)	Non-Disclosure Agreement, dated December 18, 2017, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit (d)(2) to Pareteum Corporation’s Tender Offer Statement on Schedule TO filed on December 4, 2018)

(d)(3)	Form of Strategic Alliance Agreement dated April 23, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit (d)(3) to Pareteum Corporation’s Tender Offer Statement on Schedule TO filed on December 4, 2018)

(d)(4)*	Channel Partner Reseller Agreement, effective as of April 25, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by iPass Inc. with the SEC on December 3, 2018)

(d)(5)	Software License Agreement, dated May 8, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to the Quarterly Report on Form 10-Q filed by Pareteum Corporation on May 11, 2018)

(h)(1)	Opinion of Sichenzia Ross Ference LLP, dated December 3, 2018, (incorporated by reference to Exhibit 5.2 of Pareteum Corporation’s Registration Statement on Form S-4 filed on December 4, 2018).

* Confidential treatment has been granted for a portion of this exhibit.